February 14, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 20549-3561
Attn: Catherine Wray

Re:	Acceleration Request of Daegis Inc.
Registration Statement on Form S-3 (File No. 333-176861)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Daegis Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on February 14, 2012, or as soon thereafter as practicable. The Company also hereby requests a copy of the written order verifying the effective date.

The Registrant hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please contact David Richardson of DLA Piper LLP (US), counsel to the Registrant, at (916) 930-3256 or by facsimile at (916) 930-3201.

Very truly yours,

Daegis Inc.

By:	/s/ Steven D. Bonham
Steven D. Bonham
Chief Financial Officer

1420 Rocky Ridge Drive, Suite 380 | Roseville, CA 95661 | 916.865.3300